FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Form 8.3 disclosure dated 01 March 2021
Exhibit No. 2	Director/PDMR Shareholding dated 03 March 2021
Exhibit No. 3	Form 8.3 Disclosure dated 05 March 2021
Exhibit No. 4	Director/PDMR Shareholding dated 09 March 2021
Exhibit No. 5	Form 8.3 Disclosure dated 11 March 2021
Exhibit No. 6	Morgan Stanley European Financials Conference dated 16 March 2021
Exhibit No. 7	Update on FCA investigation into NatWest Group dated 16 March 2021
Exhibit No. 8	Form 8.3 Disclosure dated 16 March 2021
Exhibit No. 9	Director/PDMR Shareholding dated 16 March 2021
Exhibit No. 10	Off-market purchase of ordinary shares from HMT dated 19 March 2021
Exhibit No. 11	Notification of Major Holdings dated 19 March 2021
Exhibit No. 12	Publication of Supplementary Prospectus dated 23 March 2021
Exhibit No. 13	Total Voting Rights dated 23 March 2021
Exhibit No. 14	Form TR-1: Notification of major holdings dated 24 March 2021
Exhibit No. 15	Director/PDMR Shareholding dated 30 March 2021
Exhibit No. 16	Total Voting Rights dated 31 March 2021

 Exhibit No. 1

 FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Idox plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	26 February 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,968,264	1.12%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,968,264	1.12%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p ordinary	Sale	15,544	£0.72

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	01 March 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 2

3 March 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) was notified on 2 March 2021 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 1 March 2021 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	81	£1.8544

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 3

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Idox plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	04 March 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,996,196	1.13%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,996,196	1.13%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p ordinary	Purchase	27,932	£0.7134

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	04 March 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

9 March 2021
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.  NatWest Group plc (the Company) announces that conditional long term incentive (LTI) or deferred awards (Deferred Awards) over ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214), have been granted on 8 March 2021 under the NatWest Group plc 2014 Employee Share Plan (the Plan) to the PDMRs set out below:-

Name of PDMR	Position of PDMR	Award	Maximum no. of Shares eligible to vest
Robert Begbie	CEO, NatWest Markets	LTI	336,917
Helen Cook	Chief HR Officer	LTI	277,679
Peter Flavel	CEO, Wealth Businesses	LTI	253,792
Bruce Fletcher	Chief Risk Officer, NatWest Group	LTI	360,982
David Lindberg	CEO, Retail Banking	Deferred Award	92,803
Andrew McLaughlin	CEO, RBS International	LTI	222,143
Simon McNamara	Chief Administrative Officer	LTI	492,655
Katie Murray	Chief Financial Officer	LTI	407,262
John-Paul Thwaite	CEO, Commercial Banking	LTI	240,655
Jen Tippin	Chief Transformation Officer	Deferred Award	488,714

The price per Share used on the grant of the above awards was £1.6746. The price is discounted to reflect the absence of dividend equivalents during the deferral period.

In April 2020, Alison Rose (CEO, NatWest Group plc) informed the Company that she did not wish to receive a 2021 LTI award.

The LTI awards were determined with reference to the performance of the relevant PDMRs against pre-determined performance targets.  This was then subject to an overall pay restraint reduction to reflect the impact of the COVID-19 pandemic. A pre-vest performance assessment will take place for the LTI awards at the end of three years. Subject to this, LTI awards will be eligible to vest between 2024 and 2028.

The Deferred Awards were also determined with reference to an equivalent overall pay restraint reduction and will be eligible to vest between 2021 and 2028.

Malus provisions will apply to both LTI and Deferred Awards up until vesting and clawback provisions will apply for a period of seven years from the date of grant, this can be extended to ten years in certain circumstances. Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2. The Company announces that LTI and Deferred Awards, including buy-outs, over Shares vested on 8 March 2021 to the PDMRs set out below. The awards were granted under the Plan between March 2016 and November 2020. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Markets	LTI	39,648	19,061	20,587
		Deferred Award	103,143	49,586
					53,557
Helen Cook	Chief HR Officer	LTI	73,888	34,781	39,107
		Deferred Award	9,320	4,387
					4,933
Peter Flavel	CEO, Wealth Businesses	LTI	7,456	3,510	3,946
		Deferred Award	67,385	31,720
					35,665
Bruce Fletcher1	Chief Risk Officer, NatWest Group	Buy-out Award	76,431	35,977
					40,454
Andrew McLaughlin2	CEO, RBS International	LTI	50,803	0	50,803
		Deferred Award	80,466	0
					80,466
Simon McNamara	Chief Administrative Officer	LTI	217,036	104,335
					112,701
Katie Murray	Chief Financial Officer	LTI	40,333	18,986	21,347
		Deferred Award	61,326	28,868
					32,458
Alison Rose	Chief Executive Officer	LTI	248,839	117,131
					131,708
John-Paul Thwaite	CEO, Commercial Banking	LTI	26,636	12,539	14,097
		Deferred Award	77,926	36,682
					41,244
Jen Tippin1	Chief Transformation Officer	Buy-out Award	101,524	47,789
					53,735
1.     Vested Shares retained after payment of associated tax liabilities will, where applicable, be subject to retention periods which mirror the retention periods applicable to the PDMR's awards granted by their previous employer.
2.     The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to meet associated tax liabilities was  £1.8978.

Vested Shares retained after payment of associated tax liabilities will be subject to retention periods of between six and twelve months.

3.  The Company announces that Shares were delivered to PDMRs on 8 March 2021, as set out below. The Shares delivered represent payment of a fixed share allowance for the three month period ending 31 March 2021 and have been calculated using a share price of £1.8660.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	43,543	20,933	22,610
Helen Cook	Chief HR Officer	16,413	7,726	8,687
Peter Flavel	CEO, Wealth Businesses	30,164	14,199	15,965
Bruce Fletcher	Chief Risk Officer, NatWest Group	44,883	21,127	23,756
David Lindberg	CEO, Retail Banking	43,543	20,496	23,047
Andrew McLaughlin1	CEO, RBS International	20,097	0	20,097
Simon McNamara	Chief Administrative Officer	43,543	20,933	22,610
Katie Murray	Chief Financial Officer	100,483	47,298	53,185
Alison Rose	Chief Executive Officer	147,375	69,371	78,004
John-Paul Thwaite	CEO, Commercial Banking	30,145	14,190	15,955
Jen Tippin	Chief Transformation Officer	55,266	26,015	29,251
1. The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.8978. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a three year period.

All of the above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Idox plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	10 March 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,990,530	1.12%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,990,530	1.12%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p ordinary	Sale	5,666	£0.71762

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	11 March 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 6

16 March 2021

NatWest Group plc - Morgan Stanley Virtual European Financials Conference

Alison Rose, NatWest Group CEO, will participate in a fireside chat at the Morgan Stanley Virtual European Financials Conference on Tuesday 16th March 2021 at 10:00am GMT.  A live audio webcast will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 7

16 March 2021

NatWest Group plc

Update on FCA investigation into NatWest Group's compliance with the Money Laundering Regulations 2007

The Financial Conduct Authority ("FCA") has notified NatWest Group plc ("NatWest Group") that it has commenced criminal proceedings against National Westminster Bank Plc for offences under regulation 45(1) of the Money Laundering Regulations 2007 ("MLR 2007") for alleged failures to comply with regulations 8(1), 8(3) and 14(1) of the MLR 2007 between 11 November 2011 and 19 October 2016, arising from the handling of the accounts of a UK incorporated customer.

Since being notified of this investigation in July 2017, NatWest Group has disclosed that the FCA was undertaking an investigation into NatWest Group's compliance with the MLR 2007. NatWest Group has been co-operating with the FCA's investigation to date.

NatWest Group takes extremely seriously its responsibility to seek to prevent money laundering by third parties and accordingly has made significant, multi-year investments in its financial crime systems and controls.

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

Communications
NatWest press office
+44 (0)131 523 4205

Legal Entity Identifier: NatWest Group plc - 2138005O9XJIJN4JPN90

This announcement is released by NatWest Group and contains information that qualifies or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR, including as it forms part of the law of the domestic law of the United Kingdom by virtue of the EU (Withdrawal) Act 2018), encompassing information relating to NatWest Group as described above. For the purposes of MAR and relevant implementing measures, this announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group. The date and time of this announcement is 16 March 2021.

Exhibit No. 8

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Idox plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	15 March 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,990,030	1.12%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,990,030	1.12%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p ordinary	Sale	500	£0.724

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	16 March 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 9

16 March 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) announces that the PDMRs set out below have sold ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:-

PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Andrew McLaughlin	CEO, RBS International	254,432	£1.8792	12 March 2021
John-Paul Thwaite	CEO,Commercial Banking	33,000	£1.8855	15 March 2021

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 10

NatWest Group plc

19 March 2021

Off-market purchase of 590,730,325 ordinary shares from Her Majesty's Treasury ("HM Treasury")

NatWest Group plc (the "Company" or "NWG") has agreed with HM Treasury to make an off-market purchase (the "Off-Market Purchase") for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares in the Company with a nominal value of £1 each ("Ordinary Shares") at a price of 190.50 pence per Ordinary Share, being yesterday's closing price of the Ordinary Shares on the London Stock Exchange.

The purchased Ordinary Shares represent 4.86 per cent of the Company's issued share capital. The Off-Market Purchase is expected to settle on 23 March 2021.

A contract (the "Directed Buyback Contract") between the Company and HM Treasury was approved by the shareholders of the Company at a General Meeting held on 6 February 2019 and signed on 7 February 2019. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 29 April 2020.

NWG intends to cancel 390,730,325 of the purchased Ordinary Shares and hold the remaining 200,000,000 Ordinary Shares in treasury. Holding Ordinary Shares as treasury shares gives the Company the ability to cancel such shares at a later date, or re-issue treasury shares quickly and cost effectively, and may provide the Company with additional flexibility in the management of its capital base, including the allotment of Ordinary Shares in relation to its employee share plans.

Under chapter 11 of the Listing Rules, the Directed Buyback Contract constitutes a related party transaction. However, the Off-Market Purchase is treated as a smaller related party transaction under LR 11.1.10 R.

Following settlement of the above transaction:

-
NWG will hold 200,000,000 of its Ordinary Shares as treasury shares;
-
NWG will have in issue 11,575,835,427 Ordinary Shares (excluding treasury shares); 900,000 Cumulative Preference Shares of £1; and 10,130 Category II Non-cum Preference Shares of US$0.01 in issue; and
-
HM Treasury will hold 6,918,753,194 Ordinary Shares, representing 59.77 per cent. of the Company's issued share capital excluding treasury shares.

Based on NWG's position on 31 December 2020, NWG's CET1 ratio will be reduced by 66 basis points and tangible equity per share will increase by around 4 pence.

Contribution to the main pension scheme
The Off-Market Purchase of Ordinary Shares has triggered NWG to contribute £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018.  After tax relief, this contribution will reduce tangible equity by £365 million.  CET1 will be reduced by £99 million as £266 million (equivalent to £364 million before tax relief) was recognised as a CET1 capital deduction as at 31 December 2020.  These will be recognised as part of the NWG Q1 2021 results.

The combined impact of the Off-Market Purchase and the pension contribution, based on the NWG position at 31 December 2020, equates to a CET1 ratio reduction of 72 basis points and around a 1 pence increase in tangible equity per share.

The person responsible for arranging the release of this announcement on behalf of NWG is Alexander Holcroft, Head of Investor Relations.

MAR Inside Information - this announcement contains information that qualified or may have qualified as inside information for NWG, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 of 16 April 2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

 Exhibit No. 11

  TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		19 March 2021
6. Date on which issuer notified (DD/MM/YYYY):		19 March 2021
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	56.86%		56.86%	48,669,863,008
Position of previous notification (if applicable)	61.93%		61.93%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214		27,675,012,776		56.86%.

SUBTOTAL 8. A	27,675,012,776			56.86%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury	56.86%		56.86%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The percentage of voting rights held, as shown on this form (56.86%), represents voting rights held in NatWest Group plc (NWG) prior to the settlement of its off-market purchase of 590,730,325 ordinary shares of £1 each ("Ordinary Shares") from Her Majesty's Treasury on 19 March 2021.  Settlement is due to take place on 23 March 2021 and NWG has confirmed it intends to cancel 390,730,325 of the purchased Ordinary Shares and hold the remaining 200,000,000 Ordinary Shares in treasury.

Place of completion	London, England
Date of completion	19 March 2021

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Notes

i Please note that national forms may vary due to specific national legislation (Article 3(1a) of Directive 2004/109/EC) as for instance the applicable thresholds or information regarding capital holdings.

ii Full name of the legal entity and further specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity). Indicate in the relevant section whether the issuer is a non UK issuer.

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h)/ Article 10 (b) to (h) of Directive 2004/109/EC; (c) all parties to the agreement referred to in Article 10 (a) of Directive 2004/109/EC (DTR5.2.1 (a)) or (d) the holder of financial instruments referred to in Article 13(1) of Directive 2004/109/EC (DTR5.3.1).

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Article 10 of Directive 2004/109/EC (DTR5.2.1 (b) to (h)), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 10 of that Directive (DTR5.2.1 (b)), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 10 of that Directive (DTR5.2.1 (c)), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 10 of that Directive (DTR5.2.1 (d)), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 10 of that Directive (DTR5.2.1 (e)), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 9 (DTR 5.1), under letters (a) to (d) of Article 10 of that Directive (DTR5.2.1 (a) to (d)) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 10 of that Directive (DTR5.2.1 (f)), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 10 of that Directive (DTR5.2.1 (g)), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 10 of that Directive (DTR5.2.1 (h)), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC (DTR5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 10 of that Directive (DTR5.2) unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with national practices (e.g. identification of funds managed by management companies).

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the lowest applicable threshold in accordance with national law, please note that it might not be necessary in accordance with national law to disclose the extent of the holding, only that the new holding is below that threshold.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns - if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period - please specify this period - for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Article 13(1a) of Directive 2004/109/EC) (DTR 5.3.3.A).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity has to be presented also in the cases, in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification as only thus the markets get always the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.).

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespectively whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

Exhibit No. 12

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 22 March 2021.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1823T_1-2021-3-23.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 13

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following update in respect of its issued share capital with voting rights as at 23 March 2021.

The changes in the issued share capital are a result of settlement today of the off-market purchase of 590,730,325 ordinary shares of £1 each ("Ordinary Shares") on 19 March 2021, pursuant to the terms of a contract (the "Directed Buyback Contract") between NWG and Her Majesty's Treasury (HM Treasury), which was approved by NWG's shareholders at a General Meeting held on 6 February 2019 and signed on 7 February 2019. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 29 April 2020.

NWG cancelled 390,730,325 of the purchased Ordinary Shares and holds the remaining 200,000,000 Ordinary Shares in treasury.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			23 March 2021
Ordinary Shares of £1	11,575,835,427	4	46,303,341,708
Ordinary Shares of £1 held in treasury	200,000,000	-	-
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,776,735,427		46,306,941,708

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 14

         TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights				x
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		23 March 2021
6. Date on which issuer notified (DD/MM/YYYY):		24 March 2021
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	59.76% (which is an increase from the previous notification due to 590,730,325 Ordinary Shares of £1 each being cancelled / held in treasury by NatWest Group plc on 23 March 2021 following settlement of the off-market purchase of such Ordinary Shares on 19 March 2021)		59.76% (which is an increase from the previous notification due to 590,730,325 Ordinary Shares of £1 each being cancelled / held in treasury by NatWest Group plc on 23 March 2021 following settlement of the off-market purchase of such Ordinary Shares on 19 March 2021)	46,306,941,708
Position of previous notification (if applicable)	56.86%		56.86%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214	27,675,012,776
59.76%

(which is an increase from the previous notification due to 590,730,325 Ordinary Shares of £1 each being cancelled / held in treasury by NatWest Group plc on 23 March 2021 following settlement of the off-market purchase of such Ordinary Shares on 19 March 2021)

SUBTOTAL 8. A	27,675,012,776
59.76%
(which is an increase from the previous notification due to 590,730,325 Ordinary Shares of £1 each being cancelled / held in treasury by NatWest Group plc on 23 March 2021 following settlement of the off-market purchase of such Ordinary Shares on 19 March 2021)

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury	59.76%		59.76%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The percentage of voting rights held, as shown on this form (59.76%), represents voting rights held in NatWest Group plc (NWG) following the settlement on 23 March 2021 of NWG's off-market purchase of 590,730,325 ordinary shares of £1 each ("Ordinary Shares") from Her Majesty's Treasury on 19 March 2021.  On 23 March 2021, NWG cancelled 390,730,325 of the purchased Ordinary Shares (and holds the remaining 200,000,000 Ordinary Shares in treasury) which has resulted in the percentage of voting rights held by Her Majesty's Treasury in NWG to increase to 59.76% (from 56.86% on 19 March 2021).

Place of completion	London, England
Date of completion	24 March 2021

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 15

30 March 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:-

PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Robert Begbie	CEO, NatWest Markets Plc	25,007	£1.9111	29 March 2021

2.  The Company was notified on 30 March 2021 that the trustee of the Company's          Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 29 March 2021 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	79	£1.9115

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 16

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 March 2021.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 March 2021
Ordinary Shares of £1	11,575,835,427	4	46,303,341,708
Ordinary Shares of £1 held in treasury	200,000,000	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,776,735,427		46,306,941,708

Shareholders may use the above figure (46,306,941,708) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 01 April 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary